UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

For the fiscal year ended June 30, 2009

OR

 [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the transition period from _____________ to ______________

         Commission file number   000-20969

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of security held pursuant to the Plan and the address of its principal executive office:

Hibbett Sports, Inc.
451 Industrial Lane
Birmingham, Alabama 35211

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of June 30, 2009 and 2008	4

Statements of Changes in Net Assets Available for Benefits for the Years	4
Ended June 30, 2009, 2008 and 2007

Notes to Financial Statements	5

Exhibits	7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 1, 2009	By:	/s/ Gary A. Smith
Gary A. Smith
Vice President and Chief
Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator
Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan (the Plan) as of June 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2009 and 2008, and the changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2009 in conformity with U.S. generally accepted accounting principles.

Birmingham, Alabama                                                                                     KPMG LLP
September 1, 2009

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available for Benefits
June 30, 2009 and 2008

	2009	2008

Receivable from Hibbett Sports, Inc.	$78,965	$104,772
Total net assets	$78,965	$104,772

See accompanying notes to financial statements.

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended June 30, 2009, 2008 and 2007

	2009	2008	2007

Net assets, beginning of period	$104,772	$93,369	$84,133

Participant deposits	370,305	362,631	381,379

Deposits used for stock purchases
on behalf of participants	(396,112)	(351,228)	(372,143)

Net assets, end of period	$78,965	$104,772	$93,369

See accompanying notes to financial statements.

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
June 30, 2009, 2008 and 2007

1.	DESCRIPTION OF PLAN

The following description of the Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan is provided for general information only.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

On September 13, 1996, the Board of Directors of Hibbett Sports, Inc. (Company) approved the adoption of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (1996 Plan).  The 1996 Plan was replaced with the 2005 Hibbett Sports, Inc. Employee Stock Purchase Plan (2005 Plan) through a vote of the Company’s stockholders at the Annual Meeting on May 31, 2005.  Effective July 1, 2005, any unissued shares and unused contributions from the 1996 Plan were rolled into the 2005 Plan.  On February 9, 2007, the Company changed its name from Hibbett Sporting Goods, Inc. to Hibbett Sports, Inc., and the 2005 Plan changed its name from the Hibbett Sporting Goods, Inc. 2005 Employee Stock Purchase Plan to the Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan.

The 2005 Plan provides employees of the Company an opportunity to purchase shares of common stock of the Company.  The 2005 Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to federal and state income taxes.  The 2005 Plan is not subject to the Employee Retirement Income Security Act of 1974.

Participants of the 2005 Plan may purchase shares of the Company’s common stock through payroll deductions during the plan year.  Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant’s eligible pay each period.  On the first day of each calendar quarter, a participant is deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the 2005 Plan.

The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to his or her account under the 2005 Plan.  Amounts are held in these accounts and, on a quarterly basis, the options are exercised at a price equal to the lower of 85% of the fair value of the common stock on the first day of the calendar quarter or 85% of the fair value of the common stock on the last day of the calendar quarter.

The 2005 Plan is administered by a committee appointed by the Board of Directors consisting of not less than two Board members.

2.	PARTICIPANT AND PLAN TERMINATIONS

Although it has not expressed any intent to do so, the Company has the right under the 2005 Plan to alter, suspend, amend or terminate the 2005 Plan.  In the event of plan termination, the participant’s rights to acquire stock continues until the end of the current option period, at which time the balance of a participant’s withholding account would be returned to the participant and no further contributions would be accepted.  Subject to the right of the Board of Directors to terminate the 2005 Plan prior thereto, the 2005 Plan will terminate and there will be no further offerings upon the earlier of:  (1) the issuance of 204,794 shares of common stock reserved for employee purchase as defined in the 2005 Plan Agreement, or (2) the end of the fortieth quarterly offering.  As of June 30, 2009 the Plan had issued 84,953 shares of common stock to participants of the Plan.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the 2005 Plan conform with U.S. generally accepted accounting principles.  The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, the 2005 Plan’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ significantly from those estimates.

Participant Deposits – Participant deposits are recorded in the period in which funds are withheld from participants’ compensation.

Deposits Used for Stock Purchases on Behalf of Participants – Deposits used for stock purchases on behalf of participants are recorded in the period in which the funds are used to purchase stock.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Effective July 2008, the 2005 Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Market Measurements.  SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy defines three levels of measurement with a financial instrument’s level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement.  The adoption of SFAS No. 157 did not have an effect on the 2005 Plan’s Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement 115.  This statement permits companies to elect to measure certain assets and liabilities at fair value.  At each reporting date subsequent to adoption, unrealized gains and losses on items for which the fair value option has been elected must be reported in earnings.  During the year ended June 30, 2009, the 2005 Plan adopted SFAS No. 159 and elected not to use fair value measurement on any assets or liabilities under this statement.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events.  SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  The standard also includes a new required disclosure of the date through which an entity has evaluated subsequent events.  SFAS No. 165 was effective for interim and annual periods ending after June 15, 2009.  Accordingly, the 2005 Plan adopted this standard in the fourth quarter and has evaluated any subsequent events through September 1, 2009, the date of this filing.  The 2005 Plan does not believe there are any material subsequent events which would require further disclosure.  The adoption of this standard did not have a material affect on the 2005 Plan’s Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

5.	PLAN OBLIGATIONS

As of June 30, 2009, 2008 and 2007, the 2005 Plan was obligated to purchase 5,064, 7,438 and 3,921 shares of the Company’s common stock for participants of the 2005 Plan, respectively.  The fair value of the Company’s common stock on June 30, 2009, and April 1, 2009, was $18.00 and $19.34 per share, respectively, on June 30, 2008 and April 1, 2008, was $21.12 and $16.15 per share, respectively and on June 30, 2007 and April 1, 2007, was $27.38 and $28.59 per share, respectively.  All common stock acquired in connection with the 2005 Plan is distributed directly to participants.

6.	INCOME AND EXPENSES

All expenses of the 2005 Plan are paid by the Company on behalf of the 2005 Plan.  The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the 2005 Plan.  Participants are not taxed upon receipt or exercise of options.  Participants are taxed upon disposition of shares purchased under the 2005 Plan.

7.	TAX STATUS

The Plan Administrator has determined that the 2005 Plan, as amended, is designed in accordance with Section 423 of the Internal Revenue Code (IRC).  The Plan Administrator believes that the 2005 Plan is currently being operated in compliance with the applicable provisions of Section 423 of the IRC and the 2005 Plan document.

INDEX TO EXHIBITS

Exhibit Number

4.1
Hibbett Sporting Goods, Inc.  Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No.  333-07023), filed with the Securities and Exchange Commission September 16, 1996).

4.2
Summary Plan Description of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No.  333-07023), filed with the Securities and Exchange Commission September 16, 1996).

4.3
Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan (incorporated by reference to exhibit filed in the Company’s Registration Statement on Form S-8 (Registration No.  333-126316), filed with the Securities and Exchange Commission June 30, 2005).

23.1	Consent of Independent Registered Public Accounting Firm *

*  Filed herewith